UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Citi Trends, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
17306X102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hampshire Equity Partners II, L.P. (13-3921325).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
5,419,212.
	6.	Shared Voting Power
0.
	7.	Sole Dispositive Power
5,419,212.
	8.	Shared Dispositive Power
0.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,419,212.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
39.2%
12.	Type of Reporting Person (See Instructions)
PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hampshire Equity Partners Cayman D.B. II, L.P. (98-0176442).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
893,699.
	6.	Shared Voting Power
0.
	7.	Sole Dispositive Power
893,699.
	8.	Shared Dispositive Power
0.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
893,699.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
6.5%
12.	Type of Reporting Person (See Instructions)
PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lexington Equity Partners II, L.P. (13-3924387).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
5,419,212.
	6.	Shared Voting Power
0.
	7.	Sole Dispositive Power
5,419,212.
	8.	Shared Dispositive Power
0.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,419,212.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
39.2%
12.	Type of Reporting Person (See Instructions)
PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lexington Equity Partners Cayman II, L.P. (98-0176443).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
911,573.
	6.	Shared Voting Power
0.
	7.	Sole Dispositive Power
911,573.
	8.	Shared Dispositive Power
0.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
911,573.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
6.6%
12.	Type of Reporting Person (See Instructions)
PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lexington Equity Partners II, Inc. (13-3924390).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4	Citizenship or Place of Organization
Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
6,330,785.
	6.	Shared Voting Power
0.
	7.	Sole Dispositive Power
6,330,785.
	8.	Shared Dispositive Power
0.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,330,785.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9)
45.9%
12.	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer:

Citi Trends, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

102 Fahm Street, Savannah, Georgia 31401.

Item 2.

(a)	Name of Person Filing:

(1) Hampshire Equity Partners II, L.P.

(2) Hampshire Equity Partners Cayman D.B. II, L.P.

(3) Lexington Equity Partners II, L.P.

(4) Lexington Equity Partners Cayman II, L.P.

(5) Lexington Equity Partners II, Inc.

Each of the entities above is a “Reporting Person” and collectively, they are referred to as the “Reporting Persons.”

(b)	Address of Principal Business, or if none, Residence:
520 Madison Avenue, New York, New York 10022.
(c)	Citizenship:

(1) Delaware

(2) Cayman Islands

(3) Delaware

(4) Cayman Islands

(5) Delaware

(d)	Title of Class of Securities:

Common Stock, $.01 par value.

(e)	CUSIP Number: 17306X102.
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:
(a)	Amount beneficially owned (as of April 2, 2007):
See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class:
See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
See the response(s) to Item 5 on the attached cover page(s).
(ii)	Shared power to vote or to direct the vote:
See the response(s) to Item 6 on the attached cover page(s).
(iii)	Sole power to dispose or to direct the disposition of:
See the response(s) to Item 7 on the attached cover page(s).
(iv)	Shared power to dispose or to direct the disposition of:
See the response(s) to Item 8 on the attached cover page(s).
Item 5.	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Amendment No. 1 to Form 13G (the “Amendment”) amends and supersedes the Form 13G filed by Hampshire Equity Partners II, L.P. on February 14, 2006 and the Form 13G filed by Hampshire Equity Partners Cayman D.B. II, L.P. on February 16, 2006. The aggregate beneficial ownership of the Reporting Persons has not changed since such filings. This Amendment corrects the share totals previously reported by certain of the Reporting Persons under the control of Lexington Equity Partners II, Inc., the ultimate beneficial owner of the aggregate amount of shares reported hereunder.

Lexington Equity Partners II, Inc. is the general partner of Lexington Equity Partners II, L.P., which is the general partner of Hampshire Equity Partners II, L.P. Lexington Equity Partners II, Inc. is also the general partner of Lexington Equity Partners Cayman II, L.P., which is the general partner of Hampshire Equity Partners Cayman D.B. II, L.P. and Hampshire Equity Partners Cayman II, L.P., an entity which owns 17,874 shares of common stock of Citi Trends, Inc. but is not a Reporting Person. The 17,874 shares owned by Hampshire Equity Partners Cayman II, L.P. are included in the aggregate amount of shares reported hereunder. Ms. Tracey Rudd is the President of Lexington Equity Partners II, Inc. and Mr. Gregory Flynn, who resigned from the board of directors of Citi Trends, Inc. on May 1, 2006, is the Vice President of Lexington Equity Partners II, Inc. Ms. Rudd and Mr. Flynn have equal ownership in Lexington Equity Partners II, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:	April 3, 2007

HAMPSHIRE EQUITY PARTNERS II, L.P.

By: Lexington Equity Partners II, L.P., its General Partner

By: Lexington Equity Partners II, Inc., its General Partner

By:	/s/ Gregory P. Flynn
Name:	Gregory P. Flynn
Title:	Vice President

HAMPSHIRE EQUITY PARTNERS CAYMAN D.B. II, L.P.

By: Lexington Equity Partners Cayman II, L.P., its General Partner

By: Lexington Equity Partners II, Inc., its General Partner

By:	/s/ Gregory P. Flynn
Name:	Gregory P. Flynn
Title:	Vice President

LEXINGTON EQUITY PARTNERS II, L.P.

By: Lexington Equity Partners II, Inc., its General Partner

By:	/s/ Gregory P. Flynn
Name:	Gregory P. Flynn
Title:	Vice President

LEXINGTON EQUITY PARTNERS CAYMAN II, L.P.

By: Lexington Equity Partners II, Inc., its General Partner

By:	/s/ Gregory P. Flynn
Name:	Gregory P. Flynn
Title:	Vice President
LEXINGTON EQUITY PARTNERS II, INC.
By:	/s/ Gregory P. Flynn
Name:	Gregory P. Flynn
Title:	Vice President

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